SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Chesapeake Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

165159104
(CUSIP Number of Class of Securities)

Robert Papiri
P.O. Box 433
Cupertino, California 95015
(831) 325-4194
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2008
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  165159104

1	NAME OF REPORT PERSON Robert Papiri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,131,292 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,131,292 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,131,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Chesapeake Corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Exchange Act.  The principal executive offices of the Company are located at 1021 E. Cary Street, Richmond, Virginia 23219.

Item 2. Identity and Background.

This statement is filed on behalf of Robert Papiri.  The address of the principal business and principal office of Robert Papiri is P.O. Box 433, Cupertino, California 95015.

During the last five years, Robert Papiri has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the cash payment made by Robert Papiri for the shares of Common Stock was from his personal funds.

Item 4. Purpose of Transaction.

The acquisition of the shares of the Company’s Common Stock was undertaken by Robert Papiri for investment purposes.

Robert Papiri intends to review the performance of his investments and consider or explore a variety of alternatives, including without limitation the acquisition of additional securities of the Company or the disposition of securities of the Company and a possible representation on the Board of Directors of the Company.

Robert Papiri reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Robert Papiri specifically reserves the right to change his intention with respect to any or all of such matters.  Any alternatives that Robert Papiri may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, Robert Papiri does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Robert Papiri reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of December 30, 2008, 1,131,292 shares of Common Stock of the Company were issued to Robert Papiri, which represents approximately 5.5% of the issued and outstanding shares of Common Stock of the Company as of October 31, 2008, which is based on the aggregate amount of the issued and outstanding shares of Common Stock of the Company in the amount of 20,559,115, as reported on its Form 10-Q for the period ended September 28, 2008 filed on November 12, 2008.  Mr. Papiri has the ability to vote all of these shares.

(c)           During the past sixty days, the following transactions were effected:

Reporting Person	Date of Transaction	Number of Shares involved	Price Per Share (Exclusive of Commissions in the Case of Sales)	Transaction
Robert Papiri	November 3, 2008	10,000	USD 0.0862	Purchase
	November 26, 2008	10,000	USD 0.0201	Purchase
	December 2, 2008	10,000	USD 0.0289	Purchase
	December 3, 2008	270,000	USD 0.0239	Purchase
	December 4, 2008	171,509	USD 0.0322	Purchase
	December 5, 2008	57,100	USD 0.0404	Purchase
	December 8, 2008	100,000	USD 0.0301	Purchase
	December 9, 2008	252,383	USD 0.0292	Purchase
	December 10, 2008	50,000	USD 0.0406	Purchase
	December 11, 2008	20,000	USD 0.0314	Purchase
	December 12, 2008	78,000	USD 0.0321	Purchase
	December 13, 2008	90,000	USD 0.0328	Purchase
	December 18, 2008	165,000	USD 0.0344	Purchase
	December 19, 2008	55,300	USD 0.0528	Purchase
	December 23, 2008	110,000	USD 0.0538	Purchase
	December 26, 2008	62,000	USD 0.0670	Purchase
	December 29, 2008	20,000	USD 0.0708	Purchase
	December 30, 2008	(400,000)	USD 0.0244	Sale
All transactions relating to Robert Papiri were effected through Charles Schwab & Co. and Scott Trade.

(d) No other person is known by Robert Papiri to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Robert Papiri, the Reporting Person.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Robert Papiri, the Reporting Person, and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: December 30, 2008
  /s/ Robert Papiri
ROBERT PAPIRI